Exhibit - 10 i

 INVESTMENT ADVISORY CONTRACT

AGEEMENT, made by and between The Camco Investors Fund, a Pennsylvania Corporation, (hereinafter called "Fund") and Cornerstone Asset Management Inc. a Virginia Corporation (hereinafter called "Investment Adviser").

WITNESSTH: WHEREAS, the Fund engages in the business of investing and reinvesting its assets and property in various stocks and securities and the Investment Adviser engages in the business of providing investment advisory services.

1. The Fund hereby employs the Investment Adviser, for the period set forth in paragraph 7 hereof, and on the terms set forth herein, to render investment advisory services to the Fund, subject to the investment objectives and strategies stated in the currently effective Prospectus. The Investment Adviser hereby accepts such employment and agrees, during such period, to compensation provided.

2. As compensation for the services to be render to the Fund by the Investment Adviser under the provisions of this agreement, the Fund shall pay to the Investment Adviser monthly a fee equal to one-twelfth of 1.98% per month, (the equivalent of 1.98% per annum) of the daily average net assets of the Fund during the month. The first payment of fee hereunder shall be prorated on a daily basis from the date this agreement takes effect but maybe waived by the Investment Adviser under special circumstances.

3. It is expressly understood and agreed that the service to be rendered by the Investment Adviser to the Fund under the provision of this Agreement are not to be deemed to be exclusive, and the Investment Adviser shall be free to render different services to others so long as its ability to render the services provided for in the agreement shall no be impaired thereby.

4. It is understood and agreed that directors, officers, employees, agents and shareholders of the Fund may be interested in the Investment Adviser as directors, officers, employees, agents and shareholder, and that directors, officers, employees, agents and shareholder of the Investment Adviser may be interested in the Fund as directors, officers, employees, agents and shareholders.

5. The Investment Adviser, at its own expense and without reimbursement from the Fund, furnishes office space and all necessary office facilities, equipment and personnel necessary for managing the assets of the Fund. The Investment Adviser also pays the salaries and fees of all of its officers and employees that serve as officers and directors of the Fund. The Investment Adviser pays all the operation expenses of the Fund, including but not in limitation of the foregoing, shareholder services, accounting and record-keeping services, custodial services for Fund assets, legal and registration fees. The Fund shall bear the cost of taxes, brokerage commissions and any onetime extraordinary expenses. The Investment Adviser may make payments to banks and other financial institution for services render to the Fund. The Fund may purchasethe securities of one or more of the financial companies providing services to the Fund; however, in selecting investments for the Fund, no preferences will be shown for such securities. In exchange for its services, the Investment Adviser receives an annual investment management fee from the Fund of 1.98% of the average daily net assets of the Fund. The Investment Adviser agrees to waive management fees and reimburse expenses to the extent necessary to maintain total annual operating expenses of the Fund at 1.98% of its average daily net assets.

6. Investment Adviser shall give the Fund the benefit of its best judgment and efforts in rendering these services, and the Fund agrees as an inducement to the undertaking of these services that the Investment Adviser shall not be liable hereunder for any mistake of judgment or any event whatsoever, provided that nothing herein shall be deemed to protect, or purport to protect, the Investment Adviser against any liability to the Fund or to its shareholders to which the Investment Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of duties hereunder, or by reason of reckless disregard of obligations and duties hereunder.

7. This agreement shall continue in effect until December 31, 2004, and, thereafter, only so long as such continuance is approved at least annually by votes of the Fund's Board of Directors, cast in person, including a majority of Directors who are "non-interested" persons. This agreement may be terminated at any time upon 60 days prior written notice, without the payment of any penalty, by the Fund's board of Directors or by a majority of the outstanding voting securities of the Fund. The contract will automatically terminate in the event of its assignment by the Investment Adviser, which shall be deemed to include a transfer of control of the Investment Adviser. Upon termination, the obligations of all parities hereunder shall cease, except for any obligation to respond for a breach of this agreement committed prior to such termination. The Fund will pay to the Investment Adviser the fee provided in this agreement, prorated to the date of termination.

IN WITNESS WEREOF, The parties hereto have caused their corporate seals to be affixed and duly attested and their presence to be signed by their duly authorized officers the 30th day of December 2003

The Camco Investors Fund, Inc

By /s/ Dennis M. Connor

Dennis M, Connor, President

Attest: /s/  Rick Weitz

     Rick Weitz Secretary

The Cornerstone Asset Management, Inc.

By /s/  Paul Berghaus

Paul Berghaus, President

Attest: /s/ Dennis M. Connor